Exhibit 99.1

Mindray Announces Second Quarter 2011 Financial Results

Shenzhen, China – August 8, 2011 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the second quarter ended June 30, 2011.

Highlights for Second Quarter 2011

•	Net revenues were $217.3 million, an increase of 21.2% over the second quarter of 2010.

•	Robust China sales growth of 25.3% year-over-year, driven by regular sales, that is, non-tender sales.

•	Strong international sales of $126.6 million, a year-over-year increase of 18.5%. Emerging markets were again a key growth driver.

•	Non-GAAP net income was $49.8 million, an 8.6% increase over the second quarter of 2010. GAAP net income was $44.8 million, a 6.0% year-over-year increase.

•	Net operating cash generated during the quarter was $33.8 million, growing 70.4% year-over-year.

•	Reagent revenues growth accelerated, contributing 28.4% to the in-vitro diagnostic business this quarter.

•	Mindray introduced its latest high level auto hematology analyzer, BC-6800, along with several reagents.

•	Paid dividend of $34.5 million in May and June 2011.

•	In July, Mindray announced an agreement to acquire a controlling stake of Suzhou Hyssen Electronics Co. Ltd, an automated urine sediment analyzer manufacturer in China.

“Our sales momentum continued this quarter and we are pleased to report a 21.2% year-over-year increase in revenues, highlighted by our significant growth in China regular sales,” commented Xu Hang, Mindray’s chairman and co-chief executive officer. “Our continued strong performance in China further demonstrated the successful implementation of Mindray’s strategic initiatives over the last few quarters. Emerging markets also had solid performance during the quarter, contributing 34% to total sales. Specifically, Eastern Europe and the CIS region delivered more than 40% year-over-year growth, while Asia Pacific grew over 30% during the period. In developed markets, we again delivered double digit growth. On the M&A front, we are celebrating the third year of successful integration of our Mahwah operations in the U.S., while rolling out the integration of our two newly acquired businesses in China. We continue to actively seek opportunities that could bring complementary technologies and/or products to our company and help us further increase our market penetration worldwide.”

SUMMARY – Second Quarter 2011

(in $ millions, except per-share data)	Three Months Ended June 30
	2011	2010	% chg
Net Revenues	217.3	179.2	21.2%
Revenues generated in China	90.7	72.4	25.3%
Revenues generated outside China	126.6	106.8	18.5%
Gross Profit	123.8	104.4	18.5%
Non-GAAP Gross Profit	125.2	105.8	18.3%
Operating Income	47.4	47.5	-0.2%
Non-GAAP Operating Income	52.5	51.2	2.6%
EBITDA	56.9	54.2	5.0%
Net Income	44.8	42.3	6.0%
Non-GAAP Net Income	49.8	45.9	8.6%
Diluted EPS	0.37	0.36	4.6%
Non-GAAP Diluted EPS	0.42	0.39	7.2%

Revenues

Mindray reported net revenues of $217.3 million for the second quarter of 2011, a 21.2% increase from $179.2 million in the second quarter of 2010. Net revenues generated in China in the second quarter of 2011 increased 25.3% to $90.7 million from $72.4 million in the second quarter of 2010, while net revenues generated in international markets in the second quarter of 2011 increased 18.5% to $126.6 million from $106.8 million in the second quarter of 2010.

Performance by Segment

Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues increased 12.3% to $93.0 million from $82.8 million in the second quarter of 2010. The patient monitoring & life support products segment contributed 42.8% to total net revenues in the second quarter of 2011.

In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 30.5% to $56.4 million from $43.2 million in the second quarter of 2010. The in-vitro diagnostic products segment contributed 25.9% to total net revenues in the second quarter of 2011.

Medical Imaging Systems: Medical imaging systems segment revenues increased 30.6% to $55.7 million from $42.7 million in the second quarter of 2010. The medical imaging systems segment contributed 25.6% to total net revenues in the second quarter of 2011.

Others: Other revenues, which are primarily comprised of service fees charged for post warranty period repair services, increased 15.3% to $12.2 million from $10.5 million in the second quarter of 2010. Other revenues contributed 5.7% to total net revenues in the second quarter of 2011.

Gross Margins

Second quarter 2011 gross profit was $123.8 million, an 18.5% increase from $104.4 million in the second quarter of 2010. Second quarter 2011 non-GAAP gross profit was $125.2 million, an 18.3% increase from $105.8 million in the second quarter of 2010. Second quarter 2011 gross margin was 57.0% compared to 58.3% in the second quarter of 2010 and 55.1% in the first quarter of 2011. Non-GAAP gross margin was 57.6% in the second quarter of 2011 compared to 59.0% in the second quarter of 2010 and 55.9% in the first quarter of 2011.

Operating Expenses

Selling expenses for the second quarter of 2011 were $40.4 million, or 18.6% of total net revenues, compared to 15.2% in the second quarter of 2010 and 18.6% in the first quarter of 2011. Non-GAAP selling expenses for the second quarter of 2011 were $38.5 million, or 17.7% of total net revenues, compared to 14.5% in the second quarter of 2010 and 17.7% in the first quarter of 2011.

General and administrative expenses for the second quarter of 2011 were $17.4 million, or 8.0% of total net revenues, compared to 8.6% in the second quarter of 2010 and 8.0% in the first quarter of 2011. Non-GAAP general and administrative expenses for the second quarter of 2011 were $16.7 million, or 7.7% of the total net revenues, compared to 8.4% in the second quarter of 2010 and 7.7% in the first quarter of 2011.

Research and development expenses for the second quarter of 2011 were $18.5 million, or 8.5% of total net revenues, compared to 8.0% in the second quarter of 2010 and 10.3% in the first quarter of 2011. Non-GAAP research and development expenses for the second quarter of 2011 were $17.4 million, or 8.0% of total net revenues, compared to 7.6% in the second quarter of 2010 and 9.7% in the first quarter of 2011.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $3.3 million in the second quarter of 2011 compared to $2.8 million in the first quarter of 2011 and $1.8 million in the second quarter of 2010.

Operating income was $47.4 million in the second quarter of 2011, decreased 0.2% from $47.5 million in the second quarter of 2010. Non-GAAP operating income in the second quarter of 2011 was $52.5 million, a 2.6% increase from $51.2 million in the second quarter of 2010. Operating margin was 21.8% in the second quarter of 2011 compared to 26.5% in the second quarter of 2010 and 18.3% in the first quarter of 2011. Non-GAAP operating margin was 24.2% in the second quarter of 2011 compared to 28.6% in the second quarter of 2010 and 20.8% in the first quarter of 2011.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Second quarter 2011 EBITDA increased 5.0% year-over-year to $56.9 million from $54.2 million in the second quarter of 2010 and increased 39.4% from $40.8 million in the first quarter of 2011.

Net Income

Net income increased 6.0% year-over-year to $44.8 million from $42.3 million in the second quarter of 2010. Non-GAAP net income increased 8.6% year-over-year to $49.8 million from $45.9 million in the second quarter of 2010. Net margin was 20.6% in the second quarter of 2011 compared to 23.6% in the second quarter of 2010 and 20.8% in the first quarter of 2011. Non-GAAP net margin was 22.9% in the second quarter of 2011 compared to 25.6% in the second quarter of 2010 and 23.3% in the first quarter of 2011. Second quarter 2011 income tax expense was $7.9 million, representing an effective tax rate of 15.0%.

Second quarter 2011 basic and diluted earnings per share were $0.38 and $0.37, respectively, compared to $0.37 and $0.36 in the second quarter of 2010. Basic and diluted non-GAAP earnings per share were $0.43 and $0.42, respectively, compared to $0.40 and $0.39 in the second quarter of 2010. Shares used in the computation of diluted earnings per share for the second quarter 2011 were 119.7 million.

Other Select Data

Average accounts receivable days outstanding were 64 days in the second quarter of 2011 compared to 72 days in the first quarter of 2011. Average inventory days were 94 days in the second quarter of 2011 compared to 94 days in the first quarter of 2011. Average accounts payable days outstanding were 57 days in the second quarter of 2011 compared to 58 days in the first quarter of 2011. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.

As of June 30, 2011, the company had $467.1 million in cash and cash equivalents and short-term investments as compared to $442.6 million as of March 31, 2011. Net cash generated from operating activities and net cash outflow for capital expenditures during the quarter were $33.8 million and $17.0 million respectively.

As of June 30, 2011, the company had approximately 6,560 employees.

Subsequent Events

On July 26, 2011, Mindray and certain Datascope entities entered into a binding letter of intent (the “LOI”), pursuant to which Mindray will make a one-time payment of $7.0 million to Datascope following execution of a final agreement and will acquire all right, title and interest in certain trademarks, service marks and names (the “Obtained Marks”). Mindray will grant Datascope an exclusive 20-year license to use certain of the Obtained Marks in certain circumstances. Pursuant to the LOI, the parties will settle disputes arising out of Mindray’s 2008 acquisition of Datascope’s patient monitoring business. Both parties have agreed to negotiate in good faith a final agreement incorporating the LOI terms.

Appointment of Chief Financial Officer

Mindray has appointed Mr. Alex Lung as Chief Financial Officer (“CFO”) of the company effective as of August 10, 2011, succeeding Mr. Jie Liu. Mr. Liu will step down from the role of CFO and will remain with Mindray as Chief Operating Officer. He will act in an advisory capacity to Mr. Lung to ensure an orderly transition. Ms. May Li will continue to support the new CFO in her capacity as Deputy CFO.

Mr. Lung has served as Deputy CFO of Mindray since March 2011. He served as Group Finance Director of Mindray from June 2009 to March 2011. Prior to joining Mindray, he held a position as Corporate Controller of ASAT Holdings Limited, and as Finance Manager of Clipsal Asia Holdings Limited, a subsidiary of Schneider Electric. Mr. Lung has 10 years of professional experience at KPMG engaged in auditing, corporate finance and management consulting. Mr. Lung graduated from Imperial College, London, UK with a bachelor’s degree in Mechanical Engineering. He is also an associate member of City & Guilds and a fellow member of the UK Association of Chartered Certified Accountant.

Business Outlook for Full Year 2011

The company maintains its full year guidance and anticipates its full year 2011 net revenues to be more than 16% higher than its full year 2010 net revenues.

The company continues to project its full year 2011 non-GAAP net income to grow more than 10% over its non-GAAP net income for full year 2010. This guidance excludes the tax benefits related to the key software enterprise status ($8.6 million and $7.6 million recognized in the first quarter of 2010 and 2011 respectively) and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company expects its capital expenditure for 2011 to remain in the range of $70 million to $80 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“We are maintaining our guidance at this time,” commented Li Xiting, Mindray’s president and co-chief executive officer. “Most of our key global markets continue to have favorable growth prospects. In China, we are excited to see increased patient traffic and spending on county level hospitals. Together with our strategic efforts in China, we are optimistic that our China business is back on track. Emerging markets continue to exhibit strong growth momentum, although we are closely monitoring the political situation in the Middle East and Africa. Developed markets as a whole also keep growing steadily. In the second quarter, we once again demonstrated our focus on profitability and cash generation. In the coming quarters, our commitment to technology and product innovation, coupled with potential additional acquisitions, will fuel our future growth and expansion.”

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on August 9, 2011 U.S. Eastern Time (8:00 PM on August 9, 2011 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	+1-866-804-6923
Hong Kong:	+852-3002-1672
China Netcom:	10-800-852-1490 / 10-800-712-2655
China Telecom:	10-800-130-0399 / 10-800-120-2655 / 10-800-152-1490
International: Passcode for all regions:	+1-857-350-1669 Mindray

A replay of the conference call may be accessed by phone at the following numbers until August 23, 2011.

U.S. Toll Free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	8952-5334

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, R&D expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported for the second quarter of 2011 and provided guidance for full year 2011 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.

•	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.

•	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets, all net of related tax impact.

•

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, provision of income taxes, depreciation and amortization expenses.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months ended June 30, 2010 and 2011, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2011, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, our continued sales momentum, our significant growth in China regular sales (that is, non-tender sales), our continued strong performance in China, the third year of our successful integration of our Mahwah operations in the U.S., the rolling out of the integration of our two newly acquired businesses in China, our actively seeking opportunities that could bring complementary technologies and/or products to our company and help us further increase our market penetration worldwide, the favorable growth prospects of most of our key global markets, the increased patient traffic and spending on county level hospitals in China, our strategic efforts in China, our optimistic view about our China business, the strong growth momentum of emerging markets, our closely monitoring the political situation in the Middle East and Africa, the continued steady growth of developed markets as a whole, our commitment to technology and product innovation and potential additional acquisitions in the coming quarters, and the anticipation that our future growth and expansion will be fueled by such commitment to technology and product innovation and such potential additional acquisitions, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 4 of our annual report on Form 20-F. Our results of operations for the second quarter of 2011 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit: http://ir.mindray.com

For investor and media inquiries please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel:  +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of December 31, 2010	As of June 30, 2011
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	137,502	99,614
Short-term investments	296,003	367,512
Accounts receivable, net	143,318	160,715
Inventories	79,185	104,035
Value added tax receivables	18,562	26,745
Other receivables	9,953	13,860
Prepayments and deposits	7,596	9,720
Deferred tax assets	2,481	3,234

Total current assets	694,600	785,435

Other assets	4,552	6,407
Advances for purchase of plant and equipment	15,775	9,553
Property, plant and equipment, net	207,636	219,829
Land use rights, net	46,079	49,412
Intangible assets, net	66,247	72,439
Goodwill	115,672	121,132

Total assets	1,150,561	1,264,207

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	5,773	7,589
Accounts payable	44,322	56,236
Advances from customers	13,209	13,539
Salaries payables	26,770	23,265
Other payables	66,615	59,098
Income taxes payable	13,582	11,978
Other taxes payable	4,286	4,063

Total current liabilities	174,557	175,768

Long-term bank loan	—	34,958
Other long-term payables	1,133	1,722
Deferred tax liabilities, net	8,268	10,206

	9,401	46,886
Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	466,613	477,099
Retained earnings	434,143	482,140
Accumulated other comprehensive income	65,830	80,809

Total shareholders’ equity	966,601	1,040,063

Non-controlling interest	2	1,490

Total equity	966,603	1,041,553

Total liabilities and shareholders’ equity	1,150,561	1,264,207

(1)	Financial information is extracted from the audited financial statements included in the Company fiscal 2010 20F.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
-PRC	72,415	90,729	134,569	163,182
- International	106,800	126,553	190,491	235,004

Net revenues	179,215	217,282	325,060	398,186
Cost of revenues	(74,778)	(93,486)	(138,373)	(174,671)

Gross profit	104,437	123,796	186,687	223,515

Selling expenses	(27,187)	(40,416)	(50,851)	(74,088)
General and administrative expenses	(15,397)	(17,437)	(27,643)	(31,864)
Research and development expenses	(14,316)	(18,504)	(28,751)	(37,092)

Operating income	47,537	47,439	79,442	80,471

Other income, net	(40)	1,752	77	2,178
Interest income	2,379	3,977	4,513	7,486
Interest expense	(437)	(381)	(1,843)	(601)

Income before income taxes and non-controlling interests	49,439	52,787	82,189	89,534
Provision for income taxes	(7,157)	(7,931)	(3,710)	(6,968)

Net income	42,282	44,856	78,479	82,566
Less: Net income attributable to non-controlling interests	—	(47)	—	(47)

Net income attributable to the Company	42,282	44,809	78,479	82,519

Basic earnings per share	0.37	0.38	0.70	0.72

Diluted earnings per share	0.36	0.37	0.67	0.70

Shares used in the computation of:
Basic earnings per share	114,299,570	116,504,103	112,779,472	115,026,629

Diluted earnings per share	118,139,545	119,653,716	117,028,955	118,275,625

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	42,282	44,809	78,479	82,519
Adjustments to reconcile net income to net cash from operating activities	10,472	9,621	18,637	21,935
Changes in current assets and liabilities	(32,928)	(20,647)	(44,494)	(38,373)

Net cash generated from operating activities	19,826	33,783	52,622	66,081

Cash flow from investing activities:
Acquisition cost, net of cash acquired	—	(3,646)	—	(3,646)
Capital expenditure	(11,271)	(17,039)	(26,702)	(44,355)
Decrease in restricted cash	53,726	—	76,349	—
Proceeds from sale of restricted/short term investments	—	4,441	91,916	90,133
Increase in short term investments and changes in others investing activities	(36,120)	(40,915)	(158,031)	(152,264)

Net cash generated from/(used in) investing activities	6,335	(57,159)	(16,468)	(110,132)

Cash flow from financing activities:
Repayment of bank loans	(54,066)	—	(169,066)	—
Proceeds from bank loans	—	34,930	—	34,930
Dividend paid	(22,800)	(34,522)	(22,800)	(34,522)
Proceeds from exercise of options	2,529	3,112	8,677	4,347
Net proceeds from secondary public offering	—	—	149,661	—

Net cash (used in)/generated from financing activities	(74,337)	3,520	(33,528)	4,755

Net (decrease)/increase in cash and cash equivalents	(48,176)	(19,856)	2,626	(39,296)
Cash and cash equivalents at beginning of period	255,084	118,746	204,228	137,502
Effect of exchange rate changes on cash	4,367	724	4,421	1,408

Cash and cash equivalents at end of period	211,275	99,614	211,275	99,614

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(Dollars in thousands, except for share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$
Non-GAAP net income	45,887	49,840	86,032	92,062
Non-GAAP net margin	25.6%	22.9%	26.5%	23.1%
Amortization of acquired intangible assets	(1,868)	(1,783)	(4,000)	(3,550)
Deferred tax impact related to acquired intangible assets	51	34	141	68
Share-based compensation	(1,788)	(3,282)	(3,694)	(6,061)

GAAP net income	42,282	44,809	78,479	82,519
GAAP net margin	23.6%	20.6%	24.1%	20.7%

Non-GAAP basic earnings per share	0.40	0.43	0.76	0.80
Non-GAAP diluted earnings per share	0.39	0.42	0.74	0.78

GAAP basic earnings per share	0.37	0.38	0.70	0.72
GAAP diluted earnings per share	0.36	0.37	0.67	0.70

Shares used in computation of:
Basic earnings per share	114,299,570	116,504,103	112,779,472	115,026,629

Diluted earnings per share	118,139,545	119,653,716	117,028,955	118,275,625

Non-GAAP operating income	51,193	52,504	87,136	90,082
Non-GAAP operating margin	28.6%	24.2%	26.8%	22.6%
Amortization of acquired intangible assets	(1,868)	(1,783)	(4,000)	(3,550)
Share-based compensation	(1,788)	(3,282)	(3,694)	(6,061)

GAAP operating income	47,537	47,439	79,442	80,471
GAAP operating margin	26.5%	21.8%	24.4%	20.2%

Non-GAAP gross profit	105,772	125,152	189,631	226,193
Non-GAAP gross margin	59.0%	57.6%	58.3%	56.8%
Amortization of acquired intangible assets	(1,249)	(1,153)	(2,759)	(2,297)
Share-based compensation	(86)	(203)	(185)	(381)

GAAP gross profit	104,437	123,796	186,687	223,515
GAAP gross margin	58.3%	57.0%	57.4%	56.1%

Non-GAAP selling expenses	(25,943)	(38,483)	(48,320)	(70,449)
Non-GAAP as % of total revenues	14.5%	17.7%	14.9%	17.7%
Amortization of acquired intangible assets	(619)	(630)	(1,241)	(1,253)
Share-based compensation	(625)	(1,303)	(1,290)	(2,386)

GAAP selling expenses	(27,187)	(40,416)	(50,851)	(74,088)
GAAP as % of total revenues	15.2%	18.6%	15.6%	18.6%

Non-GAAP general and administrative expenses	(15,105)	(16,742)	(26,873)	(30,670)
Non-GAAP as % of total revenues	8.4%	7.7%	8.3%	7.7%
Share-based compensation	(292)	(695)	(770)	(1,194)

GAAP general and administrative expenses	(15,397)	(17,437)	(27,643)	(31,864)
GAAP as % of total revenues	8.6%	8.0%	8.5%	8.0%

Non-GAAP research and development expenses	(13,531)	(17,423)	(27,302)	(34,992)
Non-GAAP as % of total revenues	7.6%	8.0%	8.4%	8.8%
Share-based compensation	(785)	(1,081)	(1,449)	(2,100)

GAAP research and development expenses	(14,316)	(18,504)	(28,751)	(37,092)
GAAP as % of total revenues	8.0%	8.5%	8.8%	9.3%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	$42,282	44,809	78,479	82,519
Interest income	(2,379)	(3,977)	(4,513)	(7,486)
Interest expense	437	381	1,843	601
Income tax benefits	7,157	7,931	3,710	6,968

Earnings before interest and taxes (“EBIT”)	47,497	49,144	79,519	82,602
Depreciation	4,683	5,213	9,216	10,261
Amortization	2,011	2,546	4,261	4,869

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	54,191	56,903	92,996	97,732